SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 333-203859

TRANSCANADA TRUST

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-232968) of TransCanada PipeLines Limited and TransCanada Trust:

1.                                      Assignment and Set-Off Agreement, dated as of September 12, 2019, among TransCanada Trust, TransCanada PipeLines Limited, TC Energy Corporation and AST Trust Company (Canada).

2.                                      Share Exchange Agreement, dated as of September 12, 2019, among TransCanada Trust, TransCanada PipeLines Limited and AST Trust Company (Canada).

3.                                      TCPL Subordinated Note Purchase Agreement, dated September 12, 2019, between TransCanada Trust and TransCanada PipeLines Limited.

4.                                      Fifth Supplemental Indenture, dated as of September 12, 2019, between TransCanada PipeLines Limited, TransCanada Trust and AST Trust Company (Canada), as trustee, to the Trust Indenture, dated as of May 20, 2015 between TransCanada Trust and AST Trust Company (Canada) (f/k/a CST Trust Company), as trustee.

5.                                      Fifth Supplemental Indenture, dated as of September 12, 2019, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, to the Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada.

EXHIBIT INDEX

1.                                      Assignment and Set-Off Agreement, dated as of September 12, 2019, among TransCanada Trust, TransCanada PipeLines Limited, TC Energy Corporation and AST Trust Company (Canada).

2.                                      Share Exchange Agreement, dated as of September 12, 2019, among TransCanada Trust, TransCanada PipeLines Limited and AST Trust Company (Canada).

3.                                      TCPL Subordinated Note Purchase Agreement, dated September 12, 2019, between TransCanada Trust and TransCanada PipeLines Limited.

4.                                      Fifth Supplemental Indenture, dated as of September 12, 2019, between TransCanada PipeLines Limited, TransCanada Trust and AST Trust Company (Canada), as trustee, to the Trust Indenture, dated as of May 20, 2015 between TransCanada Trust and AST Trust Company (Canada) (f/k/a CST Trust Company), as trustee.

5.                                      Fifth Supplemental Indenture, dated as of September 12, 2019, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, to the Subordinated Notes Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as Administrative Agent

Date: September 12, 2019
	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary